SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2004

E.ON AG
(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release March 10, 2004
SIGNATURES

Press Release
March 10, 2004

2003 a financially successful year that points the way ahead: E.ON posts solid 2003 results

•	Internal operating profit, EBIT, and net income up markedly

•	Proposed dividend increased 14 percent to €2 per share

•	Further operating improvements planned for 2004

•	on·top program implemented according to plan

In the 2003 financial year, the E.ON Group increased consolidated sales by 27 percent to just under €46.4 billion (prior year: €36.6 billion). All key earnings figures also showed double-digit growth. Consolidated internal operating profit1 was up 20 percent to just under €4.6 billion (€3.8 billion), consolidated EBIT2 advanced 34 percent to more than €6.2 billion (€4.6 billion). This earnings performance puts E.ON on course to achieve the 2006 adjusted EBIT3 target of €6.7 billion4 announced last summer.

“Our earnings curve rose steeply in 2003, with all of our key earnings figures showing strong double-digit growth. This is mainly attributable to operating improvements in our core business and to the inclusion of Powergen and Ruhrgas,” explained E.ON CFO Erhard Schipporeit. Operating improvements combined with substantial gains on disposals led to an increase in consolidated net income by 67 percent to more than €4.6 billion (€2.8 billion). E.ON’s net financial position5 improved from minus €12.5 billion at year end 2002 to minus €7.9 billion at the end of the 2003 financial year.

Dividend raised for fifth consecutive year

At the Annual Shareholders Meeting on April 28, 2004, the payment of a cash dividend of €2 per share will be proposed. This is a 14 percent increase from the €1.75 dividend paid in 2003. The company therefore surpassed its target of achieving at least 10 percent dividend growth on average per year through 2006. “We intend to pay out a record total of €1.3 billion in dividends. This marks the fifth year in a row that we have paid out a higher dividend, again making E.ON stock more attractive to investors. The increase further solidifies our position among Germany’s dividend payout leaders,” stated E.ON CEO Wulf Bernotat.

In 2003, E.ON achieved a return on capital employed (ROCE)6 of 9.9 percent (9.2 percent), above its pretax cost of capital of 9.5 percent, putting the company significantly closer to its ROCE target of at least 10.5 percent7 by 2006. E.ON’s free cash flow8 for 2003 was just under €2.9 billion (€0.4 billion), exceeding the target of €2.4 billion per year on average. E.ON expects, on average, to substantially exceed the target for this financial measure for the next several years to come.

on·top project implemented according to plan

E.ON cut costs by €270 million9 enterprise-wide in 2003, thereby realizing more than one quarter of the €1 billion10 in efficiency improvements, announced in on·top, that the company aims to achieve by 2006. Structural changes such as Powergen’s successful integration of TXU and the merger of several regional utilities in Germany contributed to the reductions. E.ON’s best-practice initiatives also enabled it to achieve appreciable cost reductions.

E.ON has systematically seized opportunities to build on its leading positions in its four European target markets: Central Europe, Pan-European Gas, U.K., and Nordic. Sydkraft increased its stake in Graninge, Sweden’s fourth-largest energy utility, and now owns 97.5 percent of the company. Minority shareholdings in the electricity companies JME and JCE give E.ON Energie a 24 percent share of the Czech market. Powergen is now merging its affiliates East Midlands and Midlands Electricity to create the U.K.’s second-biggest electricity distributor.

“These acquisitions are perfect examples of what our growth initiatives will look like in years ahead: they complement our existing operations, bolster or build on our market positions, and create synergies. We will only seize those opportunities that create value and that help us achieve our performance targets,” stated Bernotat.

Further operating improvements forecast for 2004

For the current year, E.ON anticipates that adjusted EBIT3 will surpass the 2003 number. It expects the Market Units Central Europe, UK, and Nordic to contribute to the increase. E.ON does not expect the Market Unit Pan-European Gas to repeat its extraordinarily high EBIT performance of the prior year, which was due in part to extremely cold weather. The dollar exchange rate will determine how the operating improvements anticipated at US Midwest are reflected in E.ON’s adjusted EBIT3.

E.ON does not expect consolidated net income for 2004 to reach the prior-year level because it does not anticipate to record book gains similar in magnitude to those recorded in 2003.

E.ON well positioned for the future

“E.ON is clearly focused on power and gas and has a solid strategic position. The E.ON Group has the right corporate structure to operate successfully and agilely in its target markets. For us, performance improvement and value enhancement aren’t just slogans, they’re the guiding principles by which we run our businesses. 2003 was a highly successful year, one that points the way ahead and at the same time motivates us to continue on the strategic course we’ve charted for our company,” stated Bernotat.

1.	Non-GAAP financial measure; see the 2003 E.ON Annual Report, page 36, for a reconciliation to net income.

2.	Non-GAAP financial measure; see the 2003 E.ON Annual Report, pages 112-113, for a reconciliation to internal operating profit, and page 36 for a reconciliation of internal operating profit to net income.

3.	Due to SEC requirements, this financial measure will be called “adjusted EBIT.” It corresponds exactly to the EBIT measure already used by E.ON.

4.	Our 2006 target for consolidated net income, the most directly comparable U.S. GAAP measure, is €3.4 billion.

5.	Non-GAAP financial measure; see the 2003 E.ON Annual Report, page 40, for a reconciliation.

6.	Non-GAAP financial measure; see the 2003 E.ON Annual Report, pages 55-57, for the derivation of this measure.

7.	Non-GAAP financial measures; our 2006 targets for the most directly comparable U.S. GAAP financial measures — total assets and net income — are approximately €110 billion and €3.4 billion, respectively.

8.	Non-GAAP financial measure; see the 2003 E.ON Annual Report, page 39, for a reconciliation.

9.	Non-GAAP financial measure; cost reductions led to a roughly €170 million increase in consolidated net income (after taxes and minority interests).

10.	The target for consolidated net income, the most directly comparable U.S. GAAP measure, is €650 million.

This press release may contain forward-looking statements based on current assumptions and forecasts made by E.ON Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Annual Report on Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). This press release may contain references to certain financial measures (including forward looking measures) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. E.ON presents a reconciliation of these non-GAAP financial measures to the most comparable U.S. GAAP measure or target, either in this press release, in its Annual Report, or on its website at www.eon.com. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. These non-GAAP financial measures should not be considered in isolation as a measure of E.ON’s profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash flow provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 11, 2004	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm
Senior Vice President
Accounting